UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 28, 2021

ADTRAN, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	000-24612	63-0918200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

901 Explorer Boulevard Huntsville, Alabama	35806-2807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (256) 963-8000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, Par Value $0.01	ADTN	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

As previously disclosed, on August 30, 2021, ADTRAN, Inc., a Delaware corporation (“ADTRAN”), and ADVA Optical Networking SE, a company organized and existing under the laws of Germany (“ADVA”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which both companies agreed to combine their respective businesses and each become subsidiaries of a new holding company, Acorn HoldCo, Inc., a Delaware corporation and currently a wholly-owned direct subsidiary of ADTRAN (“Acorn HoldCo”). Under the terms of the Business Combination Agreement, Acorn MergeCo, Inc., a newly formed Delaware corporation and wholly-owned direct subsidiary of Acorn HoldCo (“Merger Sub”), will merge with and into ADTRAN, with ADTRAN surviving the merger (the “Merger”) as a wholly-owned direct subsidiary of Acorn HoldCo. Acorn HoldCo has also made a public exchange offer to exchange each issued and outstanding no-par value bearer share of ADVA, pursuant to which each ADVA share tendered and accepted for exchange will be exchanged for 0.8244 shares of common stock of Acorn HoldCo (the “Exchange Offer”, and together with the Merger, the “Business Combination”).

On November 26, 2021, Acorn HoldCo filed a Registration Statement on Form S-4 (No. 333-259251) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of ADTRAN in connection with the special meeting of the stockholders of ADTRAN to consider and vote on a proposal to adopt the Business Combination Agreement that also constitutes a prospectus for Acorn HoldCo (the “Proxy Statement/Prospectus”) and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. On December 2, 2021, the Registration Statement was declared effective by the SEC and ADTRAN filed the definitive Proxy Statement/Prospectus with the SEC and commenced mailing the Proxy Statement/Prospectus to ADTRAN stockholders.

On October 12, 2021, October 18, 2021, December 17, 2021, December 20, 2021, December 22, 2021 and December 23, 2021, respectively, ADTRAN received six letters (collectively, the “Demands”) from purported stockholders alleging that the Proxy Statement/Prospectus was materially false and/or misleading. Two of the letters attached draft complaints.

ADTRAN believes that the disclosures set forth in the Proxy Statement/Prospectus comply fully with applicable law and that the allegations contained in the Demands are without merit. However, in order to preclude any efforts to delay the closing of the Business Combination, avoid nuisance and alleviate the costs, distractions, risks and uncertainties inherent in litigation, ADTRAN has determined to voluntarily supplement the Proxy Statement/Prospectus with certain supplemental disclosures (the “Supplemental Disclosures”) as described in the following section entitled “Supplemental Disclosures to the Proxy Statement/Prospectus” in this Current Report on Form 8-K (“Current Report”). Nothing in this Current Report shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, ADTRAN specifically denies all allegations by the purported ADTRAN stockholders in the Demands that any additional disclosure was or is required. ADTRAN’s board of directors continues to recommend that ADTRAN stockholders vote “FOR” each proposal being submitted to a vote of the ADTRAN stockholders at the special meeting.

Supplemental Disclosures to the Proxy Statement/Prospectus

The following supplemental information should be read in conjunction with the Proxy Statement/Prospectus, which should be read in its entirety. All page references are to pages in the Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement/Prospectus. Underlined text shows text being added to a referenced disclosure in the Proxy Statement/Prospectus, and deleted text is stricken through.

The third full paragraph on page 90 of the Proxy Statement/Prospectus under the section “The Business Combination —Background of the Business Combination” is amended and supplemented to read as follows:

Following a discussion between Mr. Stanton and Mr. Protiva on July 11, 2019 on the merits of combining ADTRAN and ADVA to create a stronger network solutions vendor, it was determined that ADTRAN and ADVA should enter into a mutual nondisclosure agreement to further enable detailed exploration of a potential combination of the two companies. On July 16, 2019, ADTRAN and ADVA entered into a mutual nondisclosure agreement, governing the terms and conditions under which the parties would exchange information in order to further assess the merits and risks of a potential business combination. The mutual nondisclosure agreement did not include a standstill provision. Neither ADTRAN nor ADVA executed any other nondisclosure agreement with a third party in connection with a potential alternate business combination.

The third and fourth full paragraphs on page 92 of the Proxy Statement/Prospectus under the section “The Business Combination —Background of the Business Combination” are amended and supplemented to read as follows:

On January 13, 2021, the ADTRAN board of directors held a special virtual meeting attended by senior management of ADTRAN, and representatives of BofA Securities to discuss continuing discussions with ADVA. At the meeting, management and BofA Securities reviewed with the ADTRAN board of directors the potential benefits of a business combination with ADVA, including the opportunity for significant synergies, as well as the potential risks of the business combination, including integration and synergy realization risks. The ADTRAN board of directors also discussed with management and representatives of BofA Securities the pro forma ownership levels discussed between Mr. Stanton and the representatives of Jefferies at the January 5, 2021 meeting. The ADTRAN board of directors expressed support for, and authorized representatives of ADTRAN management, including Mr. Stanton, to continue~~ing~~ discussions with ADVA management.

Following authorization from the ADTRAN Board, ~~O~~on January 15, 2021, senior management of ADTRAN and ADVA, and representatives of BofA Securities and Jefferies, held a virtual meeting to continue discussions of the proposed transaction between the parties. At the virtual meeting, representatives of BofA Securities and ADTRAN presented illustrative transaction terms for a stock-for-stock merger between ADTRAN and ADVA and provided an overview of the potential benefits of the business combination to the combined company and each company’s shareholders. The terms presented included (i) a 10% implied premium, resulting in ADVA pro forma ownership of 42% of the combined company, (ii) a management team led by Mr. Stanton, as chief executive officer and (iii) board representation at the combined company for each of ADTRAN and ADVA.

The first full paragraph on page 94 of the Proxy Statement/Prospectus under the section “The Business Combination —Background of the Business Combination” is amended and supplemented to read as follows:

On May 28, 2021, the term sheet, which was substantially similar to the term sheet presented to the ADTRAN Board at the April 28 meeting, was executed by ADTRAN and ADVA.

The disclosure in the section entitled “Certain Unaudited Prospective Financial Information”, beginning on page 102 of the Proxy Statement/Prospectus, is hereby modified by replacing the sub-sections titled “Summary of the Prospective Financial Information” on pages 105 and 106 of the Proxy Statement/Prospectus with the tables and text below.

Summary of the Prospective Financial Information(1)

(in millions, expect per share data)

	Year Ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$563	$620	$684	$711	$740	$770
Income Before Provision for Income Taxes	$24	$45	$69	$78	$88	$97

Plus: Stock-Based Compensation	$7	$7	$7	$7	$7	$7
Plus: Acquisition Related Expenses, Amortizations and Adjustments	$4	$4	$3	$3	$3	$3
Plus: Restructuring	$0	—	—	—	—	—
Plus: Deferred Compensation Adjustments	$1	—	—	—	—	—
Plus: Pension	$1	$1	$1	$1	$1	$1
Adjusted Income Before Provision for Income Taxes(2)	$37	$56	$80	$89	$98	$107

Plus: Other Expenses / (Income)	($6)	($4)	($4)	($5)	($7)	($8)
Plus: D&A	$11	$11	$11	$11	$13	$14
Adjusted EBITDA(2)	$41	$63	$87	$95	$104	$113

	Year Ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E
Adjusted Income Before Provision for Income Taxes(2)	$37	$56	$80	$89	$98	$107

Less: Taxes	($8)	($13)	($18)	($20)	($23)	($25)
Adjusted Net Income(2)	$29	$44	$62	$68	$76	$83

Shares Outstanding	49.4	49.4	49.4	49.4	49.4	49.4
Adjusted Earnings Per Share(2)	$0.59	$0.88	$1.24	$1.38	$1.53	$1.67

(1)	ADTRAN unaudited prospective financial information was prepared as of August 17, 2021.
(2)

Adjusted EBITDA, adjusted income before provision for income taxes, adjusted net income and adjusted earnings per share are not GAAP measures. For purposes of the prospective financial information, (i) adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation expense and certain non-recurring items and (ii) adjusted earnings per share is defined as earnings per share, plus tax-effected stock-based compensation expense, acquisition-related expenses, amortizations and adjustments, restructuring expenses, amortization of pension actuarial losses, non-cash deferred compensation, change in valuation allowance related to our deferred tax assets, and certain other non-recurring items.

Additional ADTRAN Prospective Financial Information. At the direction of ADTRAN management, BofA Securities prepared a calculation of unlevered, after-tax cash flow figures for use in BofA Securities’ discounted cash flow analysis based on the ADTRAN forecasts summarized above under the heading “ADTRAN Prospective Financial Information”. The results of this calculation, as approved for BofA Securities’ use by ADTRAN management, are set forth in the following table. They do not form part of the ADTRAN forecasts.

		Year Ending December 31,
	2H 2021E	2022E	2023E	2024E	2025E	2026E
Adjusted EBITDA	$23	$63	$87	$95	$104	$113

Less: D&A	($5)	($11)	($11)	($11)	($13)	($14)
Adjusted EBIT	$18	$52	$76	$84	$91	$99

Less: Tax Expense	($4)	($12)	($17)	($19)	($21)	($23)
Effective Tax Rate	21.0%	22.5%	22.9%	23.1%	23.0%	23.0%
Tax-Effected Adjusted EBIT	$14	$41	$58	$64	$70	$77

Plus: D&A	$5	$11	$11	$11	$13	$14
Less: Capital Expenditures	($8)	($10)	($11)	($11)	($12)	($12)
Less: Increase in Net Working Capital	$19	$3	($7)	($2)	($3)	($3)
Unlevered Free Cash Flow(1)	$30	$45	$51	$62	$68	$75

(1)

Unlevered free cash flow is not a GAAP measure. For purposes of the prospective financial information unlevered free cash flow is defined as tax-effected operating income, plus depreciation and amortization, less capital expenditures, less changes in working capital.

ADVA Prospective Financial Information. The following prospective financial information used by BofA Securities in performing its financial analyses with respect to ADVA on a stand-alone basis, was provided by ADVA to ADTRAN, and provided by ADTRAN management to BofA Securities and approved by ADTRAN for use by BofA Securities:

Summary of the Prospective Financial Information(1)

(in millions, expect per share data)

	Year Ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	€600	€640	€672	€700	€730	€760
Net Income (IFRS)	€44	€45	€47	€52	€57	€61

Plus: Taxes	€3	€5	€11	€12	€13	€14
Plus: Financial Result	€1	€3	€2	€2	€2	€2
Plus: FX Effect	(€ 1)	—	—	—	—	—
Plus: D&A	€69	€70	€73	€77	€80	€80
EBITDA (IFRS)	€117	€123	€133	€143	€152	€158

Plus: Compensation	€1	€2	€2	€2	€2	€2
Plus: Amortization of Intangibles excl. Goodwill	€4	€6	€6	€6	€6	€6
Adjusted EBITDA (IFRS)	€123	€130	€140	€151	€160	€165

Less: R&D Capitalization	(€ 43)	(€ 45)	(€ 47)	(€ 48)	(€ 49)	(€ 50)
Adjusted EBITDA(2)	€80	€85	€94	€103	€111	€115

	Year Ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E
Net Income (IFRS)	€44	€45	€47	€52	€57	€61

Plus: FX Effect	(€ 1)	—	—	—	—	—
Plus: Compensation	€1	€2	€2	€2	€2	€2
Plus: Amortization of Intangibles excl. Goodwill	€4	€6	€6	€6	€6	€6
Plus: R&D Amortization	€44	€45	€47	€48	€49	€50
Less: R&D Capitalization	(€ 43)	(€ 45)	(€ 47)	(€ 48)	(€ 49)	(€ 50)
Adjusted Net Income(2)	€51	€53	€54	€59	€64	€69

Shares Outstanding	50.8	50.8	50.8	50.8	50.8	50.8
Adjusted Earnings Per Share(2)	€1.00	€1.04	€1.06	€1.16	€1.27	€1.36

(1)

ADVA projections were provided by ADVA management to ADTRAN on a U.S. GAAP basis. ADVA reports on an IFRS basis, however, the IFRS projections were adjusted for any known differences to U.S. GAAP, particularly related to capitalized R&D effects. ADVA unaudited prospective financial information was prepared as of July 13, 2021.

(2)

Adjusted EBITDA, adjusted net income and adjusted earnings per share are not GAAP measures. For purposes of the prospective financial information, (i) adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation expense and certain non-recurring items; (ii) adjusted net income is calculated as net income adjusted to exclude stock based compensation expense, amortization of intangible assets and foreign exchange effects and (iii) adjusted earnings per share was arrived at by dividing the adjusted net income provided by ADVA by the ADVA share count. 2021- 2026 Adjusted EPS projections are based on diluted shares outstanding implied by 2020 Net Income and Adjusted EPS.

Additional ADVA Prospective Financial Information. At the direction of ADTRAN management, BofA Securities prepared a calculation of unlevered, after-tax cash flow figures for use in BofA Securities’ discounted cash flow analysis based on the ADVA forecasts summarized above under the heading “ADVA Prospective Financial Information”. The results of this calculation, as approved for BofA Securities’ use by ADTRAN management, are set forth in the following table. They do not form part of the ADVA forecasts.

Year Ending December 31,
	2H 2021E	2022E	2023E	2024E	2025E	2026E
Adjusted EBITDA	€ 40	€ 85	€ 94	€ 103	€ 111	€ 115

Less: D&A	(€ 13)	(€ 25)	(€ 26)	(€ 29)	(€ 31)	(€ 30)
Adjusted EBIT	€ 27	€ 60	€ 68	€ 73	€ 80	€ 86

Less: Tax Expense	(€ 2)	(€ 6)	(€ 13)	(€ 14)	(€ 15)	(€ 16)
Effective Tax Rate	6.6%	10.0%	19.2%	18.9%	18.9%	18.9%
Tax-Effected Adjusted EBIT	€ 25	€ 54	€ 55	€ 60	€ 65	€ 69

Plus: D&A	€ 13	€ 25	€ 26	€ 29	€ 31	€ 30
Less: Capital Expenditures	(€ 18)	(€ 32)	(€ 29)	(€ 21)	(€ 22)	(€ 23)
Less: Increase in Net Working Capital	(€ 4)	(€ 1)	(€ 5)	(€ 6)	(€ 5)	(€ 6)
Unlevered Free Cash Flow(1)	€ 17	€ 47	€ 47	€ 61	€ 69	€ 71

(1)

Unlevered free cash flow is not a GAAP measure. For purposes of the prospective financial information unlevered free cash flow is defined as tax-effected operating income, plus depreciation and amortization, less capital expenditures, less changes in working capital.

The disclosure on page 112 of the Proxy Statement/Prospectus under the section “The Business Combination—Opinion of Financial Advisor to ADTRAN—Summary of Material Financial Analyses—ADTRAN Financial Analyses—Discounted Cash Flow Analysis” is amended and supplemented to read as follows:

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of ADTRAN to calculate the estimated present value of the standalone ~~unlevered, after-tax free cash flows~~ Unlevered Free Cash Flows as described in the section entitled “The Business Combination—Certain Unaudited Prospective Financial Information” that ADTRAN was forecasted to generate during the third and fourth quarters of calendar year 2021 and calendar years 2022 through 2026 based on the ADTRAN forecasts. BofA Securities calculated terminal values for ADTRAN by applying perpetuity growth rates of 2.0% to 3.0%, based on BofA Securities’ professional judgment and experience, to ADTRAN’s calendar year 2026 estimated normalized unlevered free cash flow. The cash flows and terminal values were then discounted to present value as of June 30, 2021, assuming a mid-year convention, using discount rates ranging from 8.0% to 11.0%, which were based on an estimate of ADTRAN’s weighted average cost of capital, derived using the capital asset pricing model (which takes into account the risk free rate, ADTRAN’s levered beta and the applicable equity market risk premium) and BofA Securities’ professional judgement and experience. To the resulting enterprise values, BofA Securities added net cash projected as of June 30, 2021 of $128 million to derive equity values. This analysis indicated the following approximate implied per share equity value reference ranges for ADTRAN (rounded to the nearest $0.25) as compared to the closing share price of the ADTRAN shares on August 27, 2021:

The disclosure on page 113 of the Proxy Statement/Prospectus under the section “The Business Combination—Opinion of Financial Advisor to ADTRAN—Summary of Material Financial Analyses—ADTRAN Financial Analyses—Selected Publicly Traded Companies Analysis” is amended and supplemented by adding columns for 2022 and 2023 EV/Revenue, EV/EBITDA and Adjusted EPS multiples to the list of selected publicly traded companies as follows:

	EV/Revenue 2022	EV/Revenue 2023	EV/EBITDA 2022	EV/EBITDA 2023	Adj. EPS 2022	Adj. EPS 2023
ADVA	1.00x	0.96x	8.2x	7.5x	15.3x	15.0x
Ciena Corporation	2.11x	NA	10.9x	NA	17.4x	NA
Infinera Corporation	1.48x	1.37x	11.2x	8.9x	26.0x	12.8x
Ribbon Communications, Inc.	1.32x	1.31x	7.7x	7.6x	11.6x	12.1x
Casa Systems, Inc.	1.64x	1.54x	9.4x	8.4x	15.9x	13.1x
Tejas Networks Ltd.	3.31x	NA	14.9x	NA	26.4x	NA
NeoPhotonics Corporation	1.22x	1.02x	10.9x	9.2x	35.4x	20.1x

The disclosure on page 114 of the Proxy Statement/Prospectus under the section “The Business Combination—Opinion of Financial Advisor to ADTRAN—Summary of Material Financial Analyses—ADVA Financial Analyses—Selected Publicly Traded Companies Analysis” is amended and supplemented by adding columns for 2022 and 2023 EV/Revenue, EV/EBITDA and Adjusted EPS multiples to the list of selected publicly traded companies as follows:

	EV/Revenue 2022	EV/Revenue 2023	EV/EBITDA 2022	EV/EBITDA 2023	Adj. EPS 2022	Adj. EPS 2023
ADTRAN	1.81x	1.66x	19.2x	14.6x	30.5x	19.2x
Ciena Corporation	2.11x	NA	10.9x	NA	17.4x	NA
Infinera Corporation	1.48x	1.37x	11.2x	8.9x	26.0x	12.8x
Ribbon Communications, Inc.	1.32x	1.31x	7.7x	7.6x	11.6x	12.1x
Casa Systems, Inc.	1.64x	1.54x	9.4x	8.4x	15.9x	13.1x
Tejas Networks Ltd.	3.31x	NA	14.9x	NA	26.4x	NA
NeoPhotonics Corporation	1.22x	1.02x	10.9x	9.2x	35.4x	20.1x

The disclosure on page 114 of the Proxy Statement/Prospectus under the section “The Business Combination—Opinion of Financial Advisor to ADTRAN—Summary of Material Financial Analyses—ADVA Financial Analyses—Selected Precedent Transactions Analysis” is amended and supplemented by adding columns for the announcement date, transaction value and LTM EBITDA to the list of selected precedent transactions as follows:

Announcement Date	Acquiror	Target	Transaction Value (in millions)	LTM EBITDA
11/14/19	Ribbon Communications Inc.	ECI Telecom Ltd.	$460	20.0x
6/24/19	Rudolph Technologies, Inc.	Nanometrics Incorporated	$713	15.8x
11/9/18	II-VI Incorporated	Finisar Corporation	$2,912	16.7x
11/8/18	CommScope Inc.	ARRIS International plc	$7,145	8.0x
3/12/18	Lumentum Holdings Inc.	Oclaro, Inc.	$1,481	9.4x
7/14/16	Cree, Inc.	Infineon Technologies AG’s RF Power Assets	$850	8.7x
2/22/17	ARRIS International plc	Ruckus Wireless, Inc.	$877	9.7x
11/2/16	Broadcom Limited	Brocade Communications Systems Inc.	$5,936	9.6x
11/1/16	Inphi Corp.	ClariPhy Communications Inc.	$275	NA
4/7/16	Corning Incorporated	Alliance Fiber Optic Products, Inc.	$262	10.5x
3/16/16	Coherent, Inc.	ROFIN-SINAR Technologies, Inc.	$789	10.3x
2/23/16	MKS Instruments, Inc.	Newport Corporation	$985	10.5x
1/13/16	Microchip Technology Incorporated	Atmel Corporation	$3,282	15.1x
6/23/15	Uphill Investment Co.	Integrated Silicon Solution, Inc.	$627	16.9x
1/27/15	Lattice Semiconductor Corporation	Silicon Image, Inc.	$450	12.8x

The disclosure on page 115 of the Proxy Statement/Prospectus under the section “The Business Combination—Opinion of Financial Advisor to ADTRAN—Summary of Material Financial Analyses—ADVA Financial Analyses—Discounted Cash Flow Analysis” is amended and supplemented to read as follows:

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of ADVA to calculate the estimated present value of the standalone ~~unlevered, after-tax free cash flows~~ Unlevered Free Cash Flows as described in the section entitled “The Business Combination—Certain Unaudited Prospective Financial Information” that ADVA was forecasted to generate during the third and fourth quarters of calendar year 2021 and calendar years 2022 through 2026 based on the ADVA forecasts. BofA Securities calculated terminal values for ADVA by applying perpetuity growth rates of 2.0% to 3.0%, based on BofA Securities’ professional judgment and experience, to ADVA’s calendar year 2026 estimated normalized unlevered free cash flow. The cash flows and terminal values were then discounted to present value as of June 30, 2021, assuming a mid-year convention, using discount rates ranging from 8.0% to 11.0%, which were based on an estimate of ADVA’s weighted average cost of capital derived using the capital asset pricing model (which takes into account the risk free rate, ADVA’s levered beta and the applicable equity market risk premium) and BofA Securities’ professional judgement and experience. To the resulting enterprise values, BofA Securities added net cash projected as of June 30, 2021 of €30 million to derive equity values. This analysis indicated the following approximate implied per share equity value reference ranges for ADVA (rounded to the nearest €0.25) as compared to the implied value of the exchange ratio based on the closing price of the ADTRAN common stock, and the closing price of the ADVA shares, in each case on August 27, 2021:

- END OF SUPPLEMENT TO DEFINITIVE PROXY STATEMENT -

Important Information For Investors And Stockholders

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo has filed the Registration Statement with the SEC and ADTRAN has filed the Proxy Statement/Prospectus with the SEC. The Registration Statement was declared effective by the SEC on December 2, 2021 and ADTRAN commenced mailing the Proxy Statement/Prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and a direct wholly-owned subsidiary of Acorn HoldCo. Acorn HoldCo has also filed an offer document with German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—“BaFin”), the publication of which has been approved by BaFin and which has been published. The consummation of any transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The voluntary exchange offer by Acorn HoldCo for all ADVA shares pursuant to the German Securities Acquisition and Trading Act (the “Offer”) is published exclusively under the laws of the Federal Republic of Germany (“Germany”) and certain applicable provisions of the securities laws of the United States of America. Any contract concluded based on the Offer will be exclusively governed by the laws of Germany and is to be interpreted in accordance with such laws.

Investors and security holders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN are available free of charge at https://investors.adtran.com/ under the heading “SEC Filings”. Furthermore, the German language version of the offer document has been published by way of announcement on the internet at www.acorn-offer.com and by keeping available copies free of charge at the settlement agent. You are also able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at www.acorn-offer.com.

Certain Information Regarding Participants

ADTRAN and Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of ADTRAN in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN’s and ADVA’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed Business Combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated Business Combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated Business Combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the ability to successfully complete the proposed Business Combination; regulatory or other limitations imposed as a result of the proposed Business Combination; the success of the business following the proposed Business Combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the Business Combination Agreement or that the requisite number of ADVA shares may not be tendered in the Exchange Offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed Business Combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed Business Combination; the risk that the announcement or consummation of the proposed Business Combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended September 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated Business Combination, are more fully discussed in the Proxy Statement/Prospectus and the offering prospectus that were included in the Registration Statement filed with the SEC and in the offering document and any prospectuses or supplements filed with BaFin in connection with the contemplated Business Combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed Business Combination may not be satisfied; a regulatory approval that may be required for the proposed Business Combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed Business Combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed Business Combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed Business Combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, Inc.
(Registrant)

Date: December 28, 2021	By:	/s/ Michael Foliano
		Name:	Michael Foliano
		Title:	Senior Vice President of Finance and Chief Financial Officer